(Celgene Corporation letterhead)
Via Facsimile and Overnight Mail
July 8, 2009
United States Securities and Exchange Commission
Vanessa Robertson, Staff Accountant
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Celgene Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 17, 2009 File Number: 000-16132
Dear Ms. Robertson:
This letter reflects the responses of Celgene Corporation (“Celgene”) to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) to Mr. David W. Gryska, Chief Financial Officer of Celgene Corporation, dated June 23, 2009 (the “Comment Letter”) on Celgene’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008. These responses are numbered so as to correspond to the comment numbers in the Comment Letter.
SEC Comment:
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Contractual Obligations, page 50
1.	Please revise your note to the table of contractual obligations to include the aggregate amount of potential milestone payments along with a description of the events that would trigger the payments. In addition, please revise your disclosure in the notes to the financial statements to include the length of and termination provisions for all material agreements.

Celgene Corporation
File Number 000-16132
Celgene Corporation Response:
In Celgene’s next periodic filing that is required to include a Contractual Obligations Table (expected to be Celgene’s Annual Report on Form 10-K for the fiscal year ending December 31, 2009), Celgene will include the information requested in the Staff’s comment applicable at such date. As requested by the Staff, Celgene has presented below what such disclosure would look like had the information been presented in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The additional disclosures are shown in bold type face.
In addition, the Collaboration Arrangements discussion below, as updated for 2009 events, will be included in Celgene’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 in Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2008:

	Payment Due By Period
	Less than			More than
In thousands $	1 Year	1 to 3 Years	3 to 5 Years	5 Years	Total
Operating leases	$19,334	$32,325	$14,804	$13,767	$80,230
Manufacturing facility note payable	$3,835	$7,671	$7,484	$11,225	$30,215
Other contract commitments	$43,135	$5,437	$—	$—	$48,572

Total	$66,304	$45,433	$22,288	$24,992	$159,017

Operating leases: We lease office and research facilities under various operating lease agreements in the United States and various international markets. The non-cancelable lease terms for the operating leases expire at various dates between 2009 and 2017 and include renewal options. In general, we are also required to reimburse the lessors for real estate taxes, insurance, utilities, maintenance and other operating costs associated with the leases. For more information on the major facilities that we occupy under lease arrangements refer to Part I, Item 2, “Properties” of this Annual Report on Form 10-K.
Manufacturing Facility Note Payable: In December 2006, we purchased an active pharmaceutical ingredient, or API, manufacturing facility and certain other assets and liabilities from Siegfried located in Zofingen, Switzerland. At December 31, 2008, the fair value of our note payable to Siegfried approximated the carrying value of the note of $26.0 million. Assuming other factors are held constant, an increase in interest rates generally will result in a decrease in the fair value of the note. The note is denominated in Swiss francs and its fair value will also be affected by changes in the U.S. dollar / Swiss franc exchange rate. The carrying value of the note reflects the U.S. dollar / Swiss franc exchange rate and Swiss interest rates.

Celgene Corporation
File Number 000-16132
Other Contract Commitments: Other contract commitments include $31.2 million in contractual obligations related to product supply contracts that were assumed by us with the Pharmion acquisition.
We have committed to invest $20.0 million in an investment fund over a ten-year period, which is callable at any time. On December 31, 2008, our remaining investment commitment was $14.1 million. For more information refer to Note 19 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.
Income Taxes Payable: We have provided a liability for unrecognized tax benefits related to various federal, state and foreign income tax matters of $385.2 million at December 31, 2008 of which $26.6 million is classified as current. The remaining balance of $358.6 million is classified as non-current because the timing of the settlement of these amounts is not reasonably estimable as of December 31, 2008. We do not expect a settlement of the unrecognized tax benefits classified as non-current within the next 12 months.
Collaboration Arrangements: We have entered into certain research and development collaboration arrangements with third parties that include the funding of certain development, manufacturing and commercialization efforts with the potential for future milestone and royalty payments upon the achievement of pre-established developmental, regulatory and /or commercial targets. Our obligation to fund these efforts is contingent upon continued involvement in the programs, the successful development of research compounds that we choose to license and/or the lack of any adverse events which could cause the discontinuance of the programs.
The table of contractual obligations does not include potential milestone payments totaling approximately $2.960 billion, which are either contingent on the achievement of various research, development and regulatory approval milestones (approximately $1.740 billion) or are sales-based milestones (approximately $1.220 billion). Research, development and regulatory approval milestones depend primarily upon future favorable clinical developments and regulatory agency actions, neither of which may ever occur. Sales-based milestones are contingent on generating certain levels of future sales of products. Since the achievement and timing of these milestones is neither determinable nor reasonably estimable, such contingencies have not been included in the contractual obligations table or recorded on our consolidated balance sheets.

Celgene Corporation
File Number 000-16132
In Celgene’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, the following additional disclosures shown in bold type face will be included in the notes to the financial statements:
Sponsored Research, License and Other Agreements
Array BioPharma Inc.: The Company has a research collaboration agreement with Array BioPharma Inc., or Array, focused on the discovery, development and commercialization of novel therapeutics in cancer and inflammation. As part of this agreement, the Company made an upfront payment in September 2007 of $40.0 million, which was recorded as research and development expense, to Array in return for an option to receive exclusive worldwide rights for compounds developed against two of the four research targets defined in the agreement, except for Array’s limited U.S. co-promotional rights. Array will be responsible for all discovery and clinical development through Phase I or Phase IIa and be entitled to receive, for each compound, potential milestone payments of approximately $200.0 million, if certain discovery, development and regulatory milestones are achieved and $300.0 million if certain commercial milestones are achieved, as well as royalties on net sales.
The Company’s option will terminate upon the earlier of either a termination of the agreement, the date the Company has exercised its options for compounds developed against two of the four research targets defined in the agreement, or September 21, 2012, unless the term is extended. The Company may unilaterally extend the option term for two additional one-year terms until September 21, 2014 and the parties may mutually extend the term for two additional one-year terms until September 21, 2016. Upon exercise of a Company option, the agreement will continue until the Company has satisfied all royalty payment obligations to Array. Upon the expiration of the agreement, Array will grant the Company a fully paid-up, royalty-free license to use certain intellectual properties of Array to market and sell the compounds and products developed under the agreement. The agreement may expire on a product-by-product and country-by-country basis as the Company satisfies its royalty payment obligation with respect to each product in each country.
Prior to its expiration as described above, the agreement may be terminated by:
(i)	the Company at its sole discretion, or

(ii)	either party if the other party
(x)	materially breaches any of its material obligations under the agreement, or

(y)	files for bankruptcy.
If the agreement is terminated by the Company at its sole discretion or by Array for a material breach by the Company, then the Company’s rights to the compounds and products developed under the agreement will revert to Array. If the agreement is terminated by Array for a material breach by the Company, then the Company will also grant to Array a non-exclusive, royalty-free license to certain intellectual property controlled by the Company necessary to continue the development of such compounds and products. If the agreement is terminated by the Company for a material breach by Array, then, among other things, the Company’s payment obligations under the agreement could be either reduced by 50% or terminated entirely.
PTC Therapeutics, Inc.: In September 2007, the Company invested $20 million, of which $1.1 million represented research and development expense, in Series 1 Convertible Preferred Stock of PTC Therapeutics, Inc., or PTC, and also entered into a separate research and option agreement whereby PTC would perform discovery research activities. If both parties subsequently agree to advance research on certain discovery targets, a separate pre-negotiated collaboration and license agreement would be entered into.

Celgene Corporation
File Number 000-16132
The PTC research and option agreement expires on the earlier of the execution of the collaboration and license agreement with respect to each of the discovery targets or September 10, 2009.
Acceleron Pharma: The Company has a worldwide strategic collaboration with Acceleron Pharma, or Acceleron, for the joint development and commercialization of ACE-011, a first-in-class, novel bone-forming compound. The collaboration combines both companies’ resources and commitment to developing products for the treatment of cancer and cancer-related bone loss. The Company also signed an option agreement for certain discovery stage programs. Under the terms of the agreement, Celgene and Acceleron will jointly develop, manufacture and commercialize Acceleron’s products for bone loss. Celgene made an upfront payment to Acceleron in February 2008 of $50.0 million, which included a $5.0 million equity investment in Acceleron, with the remainder recorded as research and development expense. In addition, in the event of an initial public offering of Acceleron, Celgene will purchase a minimum of $7.0 million of Acceleron common stock.
Acceleron will retain responsibility for initial activities, including research and development, through the end of Phase IIa clinical trials, as well as manufacturing the clinical supplies for these studies. In turn, Celgene will conduct the Phase IIb and Phase III clinical studies and will oversee the manufacture of Phase III and commercial supplies. Acceleron will pay a share of the development expenses and is eligible to receive development, regulatory approval and sales-based milestones of up to $510.0 million for the ACE-011 program and up to an additional $437.0 million for each of the three discovery stage programs. The companies will co-promote the products in North America. Acceleron will receive tiered royalties on worldwide net sales.
The agreement will continue until the Company has satisfied all royalty payment obligations to Acceleron and the Company has either exercised or forfeited all of its options under the agreement. Upon the Company’s full satisfaction of its royalty payment obligations to Acceleron under the agreement, all licenses granted to the Company by Acceleron under the agreement will become fully paid-up, perpetual, non-exclusive, irrevocable and royalty-free licenses. The agreement may expire on a product-by-product and country-by-country basis as the Company satisfies its royalty payment obligation with respect to each product in each country.
Prior to its expiration as described above, the agreement may be terminated by:
(i)	the Company at its sole discretion, or

(ii)	either party if the other party
(x)	materially breaches any of its material obligations under the agreement, or

(y)	files for bankruptcy.

Celgene Corporation
File Number 000-16132
If the agreement is terminated by the Company at its sole discretion or by Acceleron for a material breach by the Company, then all licenses granted to the Company under the agreement will terminate and the Company will also grant to Acceleron a non-exclusive license to certain intellectual property of the Company related to the compounds and products. If the agreement is terminated by the Company for a material breach by Acceleron, then, among other things, (A) the licenses granted to Acceleron under the agreement will terminate, (B) the licenses granted to the Company will continue in perpetuity, (C) all future royalties payable by the Company under the agreement will be reduced by 50% and (D) the Company’s obligation to make any future milestone payments will terminate.
Cabrellis Pharmaceuticals Corp.: The Company, as a result of its acquisition of Pharmion, obtained an exclusive license to develop and commercialize amrubicin in North America and Europe pursuant to a license agreement with Dainippon Sumitomo Pharma Co. Ltd, or DSP. Pursuant to Pharmion’s acquisition of Cabrellis Pharmaceutics Corp., or Cabrellis, prior to the Company’s acquisition of Pharmion, the Company will pay $12.5 million for each approval of amrubicin in an initial indication by regulatory authorities in the United States and the European Union, or E.U., to the former shareholders of Cabrellis. Upon approval of amrubicin for a second indication in the United States or E.U., the Company will pay an additional $10.0 million for each market to the former shareholders of Cabrellis. Under the terms of the license agreement for amrubicin, the Company is required to make milestone payments of $7.0 million and $1.0 million to DSP upon regulatory approval of amrubicin in the United States and the E.U., respectively, and up to $17.5 million upon achieving certain annual sales levels in the United States. Pursuant to the supply agreement for amrubicin, the Company is to pay DSP a semiannual supply price calculated as a percentage of net sales for a period of ten years. In September 2008, amrubicin was granted fast track product designation by the U.S. Food and Drug Administration, or FDA, for the treatment of small cell lung cancer after first-line chemotherapy.
The amrubicin license expires on a country-by-country basis and on a product-by-product basis upon the later of (i) the tenth anniversary of the first commercial sale of the applicable product in a given country after the issuance of marketing authorization in such country and (ii) the first day of the first quarter for which the total number of generic product units sold in a given country exceeds 20% of the total number of generic product units sold plus licensed product units sold in the relevant country during the same calendar quarter.
Prior to its expiration as described above, the amrubicin license may be terminated by:
(i)	the Company at its sole discretion,

(ii)	either party if the other party
(x)	materially breaches any of its material obligations under the agreement, or

(y)	files for bankruptcy,
(iii)	DSP if the Company takes any action to challenge the title or validity of the patents owned by DSP, or

(iv)	DSP in the event of a change in control of the Company.

Celgene Corporation
File Number 000-16132
If the agreement is terminated by the Company at its sole discretion or by DSP under circumstances described in clauses (ii)(x) and (iii) above, then the Company will transfer its rights to the compounds and products developed under the agreement to DSP and will also grant to DSP a non-exclusive, perpetual, royalty-free license to certain intellectual property controlled by the Company necessary to continue the development of such compounds and products. If the agreement is terminated by the Company for a material breach by DSP, then, among other things, DSP will grant to the Company an exclusive, perpetual, paid-up license to all of the intellectual property of DSP necessary to continue the development, marketing and selling of the compounds and products subject to the agreement.

Celgene Corporation
File Number 000-16132
Notes to Consolidated Financial Statements
(2) Acquisition of Pharmion Corporation, page 76
2.	Please revise to include all of the disclosures required by paragraph 8 of EITF 04-1.
Celgene Corporation Response:
In Celgene’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, the following additional disclosure shown in bold type face will be included in the notes to the financial statements:
Prior to the acquisition, Celgene had licensed exclusive rights relating to the development and commercial use of THALOMID® and its distribution system to Pharmion, and also maintained a THALOMID® supply agreement with Pharmion. The Company accounted for these arrangements in accordance with EITF Issue No. 04-1, “Accounting for Preexisting Relationships between the Parties to a Business Combination.” The effective settlement of these arrangements resulted in no settlement gain or loss as the contractual terms were deemed to be at market rates due to several factors including, but not limited to, the continued absence of European marketing authorization for THALOMID® since the agreements were executed by unrelated entities in December 2004, the review of similar recent agreements entered into by pharmaceutical and biotechnology companies containing similar economic terms and the lack of a termination penalty for either party to the agreements. In addition, the Company has valued the reacquired THALOMID®-related rights in the valuation of developed product rights described above. Any assets and liabilities that existed between Celgene and Pharmion as of the acquisition date have been eliminated in the accompanying December 31, 2008 consolidated financial statements.

Celgene Corporation
File Number 000-16132
* * * * *
We acknowledge that: (1) Celgene Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Celgene Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I can be reached at (908) 673-9059, and if I am not available, please contact Andre Van Hoek, Celgene Corporation’s Vice President and Controller, at (908) 860-7721. Thank you.
Very truly yours,
/s/ David W. Gryska
David W. Gryska
Senior Vice President and Chief Financial Officer

cc:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mary Mast, Senior Staff Accountant